SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2020

Commission File Number 1565025

AMBEV S.A.
(Exact name of registrant as specified in its charter)

AMBEV S.A.
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

AMBEV S.A.

CNPJ [National Register of Legal Entities] No. 07.526.557/0001-00

NIRE [Corporate Registration Identification Number] 35.300.368.941

A Publicly-Held Company

ORDINARY AND EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETINGS

Consolidated Final Voting Map

Ambev S.A., pursuant to CVM Ruling No. 481/09, publishes the final voting map regarding the consolidation of voting instructions remotely delivered and delivered in person for each item included in the voting bulletins, including the matters submitted to the Ordinary and Extraordinary Shareholders’ Meetings of Ambev S.A. as of April 24, 2020. The consolidated final voting map is provided on the tables below.

São Paulo, April 24, 2020.

Ambev S.A.

Fernando Mommensohn Tennenbaum

Chief Financial and Investor Relations Officer

Consolidated Synthetic Voting Map

Annual and Extraordinary General Shareholders’ Meetings of Ambev S.A.to be held on April 24, 2020.

#	RESOLUTION	VOTE	QUANTITY OF VOTES
ORDINARY SHAREHOLDERS’ MEEETING
1	To approve the managers’ accounts and financial statements for the fiscal year ended on December 31, 2019.	FOR	13,587,694,469
		AGAINST	8,177,102
		ABSTENTION	302,342,886
2	To resolve on the allocation of net profit for the fiscal year ended December 31, 2019, as set forth in the Company’s Management Proposal.	FOR	13,867,211,056
		AGAINST	333,510
		ABSTENTION	30,669,891
3	To approve the Board of Directors to be composed of 11 effective members and 2 alternates, for a 3-year term, which will end at the Ordinary Shareholder’s Meeting to be held in 2023, pursuant to the Management Proposal.	FOR	13,860,559,493
		AGAINST	6,980,703
		ABSTENTION	30,674,261
4	Election of the board of directors by a single slate - Indication of all names that compose the Controller Slate - Board of Directors.	FOR	13,361,186,249
		AGAINST	268,289,265
		ABSTENTION	268,738,943
9	Election of the fiscal council by single slate - Indication of all names that compose the Controller Slate - Fiscal Council.	FOR	11,717,610,458
		AGAINST	24,870,501
		ABSTENTION	817,318,671
11	Election of the fiscal council separately – Ordinary Shares - Indication of candidates to the fiscal council by the minority shareholders holding shares with a right to vote - Vinicius Balbino Bouhid / Carlos Tersandro Fonseca Adeodato.	FOR	1,163,625,232
		AGAINST	174,756,795
		ABSTENTION	0
12	To determine managers’ overall compensation for the year of 2020, in the annual amount of up to R$ 111,079,130.00, including expenses related to the recognition of the fair amount of (x) the stock options that the Company intends to grant in the fiscal year, and (y) the compensation based on shares that the Company intends to execute in the fiscal year.	FOR	13,713,806,064
		AGAINST	150,997,051
		ABSTENTION	33,378,542
13	To determine the overall compensation of the Fiscal Council’s members for the year of 2020, in the annual amount of up to R$ 2,162,700.00, with alternate members’ compensation corresponding to half of the amount received by the effective members, in accordance with the Management Proposal.	FOR	13,857,061,214
		AGAINST	2,717,304
		ABSTENTION	38,403,139

Consolidated Synthetic Voting Map

Annual and Extraordinary General Shareholders’ Meetings of Ambev S.A.to be held on April 24, 2020.

EXTRAORDINARY SHAREHOLDERS’ MEEETING
1	To approve the amendment to the heading of article 5 of the Company’s bylaws, in order to reflect the capital increases approved by the Board of Directors, within the authorized capital limit until the date of the Shareholders' Meeting, according to the Management Proposal.	FOR	14,014,315,927
		AGAINST	362,041
		ABSTENTION	32,166,499
2	To approve the amendment to article 8 of the Company’s bylaws, to make express reference to other possibilities of using the authorized capital limit by the Board of Directors as set forth in Law No 6,404/76, according to the Management Proposal.	FOR	14,001,853,300
		AGAINST	12,810,263
		ABSTENTION	32,180,904
3	To approve the amendment to articles 11, 15, 16, 17, 18 and 19, of the Company’s bylaws, related to the composition of the Board of Directors, to (i) provide for the possibility of having a single Chairman of the Board of Directors, alternatively to the current Co-Chairmen model; (ii) increase the minimum number of members that can compose the Board of Directors from 3 to 5; and (iii) provide the Board of Directors will be composed, in its majority, by external members, according to the Management Proposal.	FOR	13,991,023,040
		AGAINST	23,654,663
		ABSTENTION	32,166,764
4	To approve the amendment to article 21 of the Company's bylaws, to adjust the competences of the Board of Directors, according to the Management Proposal.	FOR	14,001,930,681
		AGAINST	12,716,301
		ABSTENTION	32,197,485
5	To approve the amendment to articles 22 to 34 of the Company's bylaws, including the new articles 25 and 34 and renumbering the other articles, to restructure the composition of the Board of Executive Officers of the Company, set the duties of the new positions and change the name of the positions already existent, according to the Management Proposal.	FOR	13,997,582,187
		AGAINST	16,969,215
		ABSTENTION	32,293,065
6	In view of the proposed amendments to the bylaws described above, approve the consolidation of the Company's bylaws, in order to reflect the adjustments arising from such changes, renumbering and wording corrections, according to the Management Proposal.	FOR	14,002,244,439
		AGAINST	12,433,159
		ABSTENTION	32,166,869
7	Approve the amendment to the current Share-Based Compensation Plan, to increase the global volume of shares representing the Company's share capital that may be delivered to the participants in such plan from 0.3% to 3%.	FOR	12,563,054,736
		AGAINST	1,431,133,415
		ABSTENTION	52,656,316

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 24, 2020

AMBEV S.A.

By:	/s/ Fernando Mommensohn Tennenbaum
Fernando Mommensohn Tennenbaum Chief Financial and Investor Relations Officer